EXHIBIT 99.2

On March 15, 2011, Deutsche Bank Trust Company Bank (Tel: (212) 454-4226), the escrow trustee for the prerefunded bonds underlying Merrill Lynch Municipal ABS, Inc. Prerefunded Municipal Certificates, Series 2 and Series 3, upon inquiry by the registrant, reported that no substitution of defeasance obligations in the escrow for each of the related maturity of bonds has occurred.